# THE EXCHEQUER VARIABLE ANNUITY

## A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
### Security Life of Denver Insurance Company
and its
### Security Life Separate Account A1

**Supplement Dated June 2, 2015**

This supplement updates and amends certain information contained in your Contract prospectus and Statement of Additional Information, each dated May 1, 1998, and subsequent supplements thereto. Please read it carefully and keep it with your Contract prospectus and Statement of Additional Information for future reference.

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## IMPORTANT INFORMATION ABOUT THE COMPANY

**Information about the Security Life of Denver Insurance Company found in your Contract prospectus and Statement of Additional Information is deleted and replaced with the following:**

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "company") issues the Contract described in the prospectus and is responsible for providing the Contract's insurance benefits. All guarantees and benefits provided under the Contract that are not related to the Variable Account are subject to the claims paying ability of the company and our General Account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the company, by the end of 2016.

# IMPORTANT INFORMATION ABOUT THE PORTFOLIOS ("FUNDS") AVAILABLE THROUGH THE CONTRACT

The following chart lists the funds that are currently available through the Contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Contract value to the sub-accounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.**

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya Balanced Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Intermediate Bond Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya Large Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya Large Cap Value Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Limited Maturity Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **Voya Liquid Assets Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **Voya Multi-Manager Large Cap Core Portfolio (Class S)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company | Seeks reasonable income and capital growth. |
| **Voya Russell$^{TM}$ Large Cap Growth Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya U.S. Stock Index Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Voya Investment Management Co. LLC | Seeks total return. |
| **VY® FMR® Diversified Mid Cap Portfolio (Class I) \***<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **VY® Invesco Equity and Income Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **VY® JPMorgan Emerging Markets Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **VY® JPMorgan Small Cap Core Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long-term. |
| **VY® Pioneer High Yield Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **VY® T. Rowe Price Equity Income Portfolio (Class I)**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadvisers:** T. Rowe Price Associates, Inc. | Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks. |

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\* FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

# IMPORTANT INFORMATION ABOUT FUNDS
# CLOSED TO NEW INVESTMENT

The sub-accounts that invest in the following funds have been closed to new investment:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Invesco V.I. Core Equity Fund (Series I)**<br><br>**Investment Adviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Van Eck VIP Global Hard Assets Fund**<br><br>**Investment Adviser:** Van Eck Associates Corporation | Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration. |

Contract owners who have Contract value allocated to one or more of the sub-accounts that correspond to these funds may leave their Contract value in those sub-accounts, but future allocations and transfers into them are prohibited. If your most recent payment allocation instructions includes a sub-account that corresponds to one of these funds, payment received that would have been allocated to a sub-account corresponding to one of these funds may be automatically allocated among the other available sub-accounts according to your most recent payment allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. **See the *Your Right to Transfer Among Divisions* section beginning on page 27 of your Contract prospectus for information about making allocation changes.**

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050


If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.